Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 28, 2013

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Plastec Technologies, Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed May 15, 2013
File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 23, 2013, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form F-1/A filed May 15, 2013

Risk Factors, page 5

1.	We have read your response to comment 1 in our letter dated April 10, 2013. You state, “...the payment of dividends remain subject to completing the required formalities with each banking institution in accordance with the relevant foreign exchange administration authorities.” Additionally, concerns remain regarding the application of Rule 5-04(c) given you are a Cayman Islands parent company with operating subsidiaries in China. Please provide us with your calculation of the restricted net assets and percentage used in your consideration of Rule 5-04(c), along with an explanation of the specific amounts included and excluded from the calculation. For amounts excluded from your calculation of restricted net assets, please clarify that these net assets may be transferred to the parent in the form of loans, dividends, etc., without a third party's consent.

Securities and Exchange Commission

May 28, 2013

In calculating restricted net assets, the Company makes assumptions to include the items set forth below:

•	All cash and bank balances in the PRC;
•	Trade receivables, inventories, deposits, prepayments and other receivables, and amounts due from immediate holding company (which were trading in nature and not loans nor advances) booked in the Company’s PRC subsidiaries;
•	Property, plant and equipment owned by the Company’s PRC subsidiaries which were located in the PRC;
•	Prepaid lease payments in the PRC;
•	Trade payables, other payables and accruals booked in the Company’s PRC subsidiaries; and
•	Tax payables and deferred tax liabilities in the Company’s PRC subsidiaries.

Based on the foregoing, the calculation of the Company’s restricted net assets at each of April 30, 2012 and December 31, 2012 is as follows:

For the year ended April 30, 2012

	Consolidated	Restricted
	HK$’000	HK$’000
Current Assets
Cash and cash equivalents	199,818	30,923
Trade receivables	282,869	10,663
Inventories	128,387	1,655
Deposits, prepayment and other receivables	20,514	2,385
Amounts due from immediate holding company	-	23,887
Property, plant and equipment	524,137	58,481
Prepaid lease payments	24,753	988
Other assets	12,813	-
Intangible assets	438	-

Total assets	1,193,729	128,982

Current liabilities
Borrowings	(156,866)	-
Short term finance lease obligations	(303)	-
Trade payables	(121,964)	(2,836)
Other payables and accruals	(115,109)	(5,591)
Tax payable	(72,936)	(4,256)
Deferred tax liabilities	(14,504)	-

Total liabilities	(481,682)	(12,683)

Net assets	712,047	116,299

Calculation: 116,299/712,047= 16.33%

Securities and Exchange Commission

May 28, 2013

For 8-month ended December 31, 2012

	Consolidated	Restricted
	HK$’000	HK$’000
Current Assets
Cash and cash equivalents	309,862	61,012
Trade receivables	257,299	23,602
Inventories	97,467	59,636
Deposits, prepayment and other receivables	35,471	2,796
Amounts due from immediate holding company	-	2,519
Property, plant and equipment	440,383	88,774
Prepaid lease payments	23,719	972
Other assets	14,503	-
Intangible assets	438	-

Total assets	1,179,142	239,311

Current liabilities
Borrowings	(96,892)	-
Trade payables	(151,436)	(39,925)
Other payables and accruals	(115,715)	(19,188)
Tax payable	(25,225)	(8,033)
Deferred tax (liabilities)/assets	(11,629)	2,732

Total liabilities	(400,897)	(64,414)

Net assets	778,245	174,897

Calculation: 174,897/778,245= 22.47%

Securities and Exchange Commission

May 28, 2013

Based on the above calculations, the restricted net assets, which include all items stated above, are less than 25% of the consolidated net assets of the Company in the fiscal year ended April 30, 2012 and the 8-month period ended December 31, 2012. As a result, the Company respectfully believes that the parent-only financial statement required by Rule 5-04(c) of Regulation S-X is not required.

*****

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Ho Leung Ning